Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-297506

 333-297506-01

PRICING SUPPLEMENT TO THE PROSPECTUS DATED JULY 16, 2026, THE PRODUCT PROSPECTUS SUPPLEMENT DATED JULY 16, 2026 AND THE EQUITY INDEX PRODUCT PROSPECTUS SUPPLEMENT DATED JULY 16, 2026

US$1,647,000

Nomura America Finance, LLC

Senior Global Medium-Term Notes, Series A

Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

Issuer Redeemable Contingent Coupon Barrier Notes Linked to the Least Performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the State Street® Technology Select Sector SPDR® ETF due September 21, 2029

•	Nomura America Finance, LLC is offering the issuer redeemable contingent coupon barrier notes linked to the least performing of the Dow Jones Industrial Average®, the Russell 2000® Index and the State Street® Technology Select Sector SPDR® ETF (each, a “reference asset” and together, the “reference assets”) due September 21, 2029 (the “notes”) described below. The notes are unsecured securities. All payments on the notes are subject to our credit risk and that of the guarantor of the notes, Nomura Holdings, Inc.

•	Monthly contingent coupon payments at a rate of 1.00% (equivalent to at least 12.00% per annum), payable if the closing value of each reference asset on the applicable coupon observation date is greater than or equal to 70% of its initial value.

•	The notes will be redeemable by us, at our option, in whole but not in part, at the principal amount plus the applicable contingent coupon, if payable, on any optional redemption date on or after March 23, 2027, regardless of the performance of any reference asset.

•	If the notes are not redeemed and the least performing reference asset declines by more than 30% but not by more than 40%, you will receive 100% of your principal amount at maturity but will not receive a contingent coupon.

•	If the notes are not redeemed and the least performing reference asset declines by more than 40%, there is full exposure to declines in the least performing reference asset, and you will lose all or a portion of your principal amount at maturity. The reference asset with the lowest reference asset performance is the “least performing reference asset.”

•	Approximately a three year maturity, if not redeemed.

•	The notes will not be listed on any securities exchange.

•	The notes are not ordinary debt securities, and you should carefully consider whether the notes are suited to your particular circumstances.

Investing in the notes involves significant risks, including our and Nomura’s credit risk. You should carefully consider the risk factors under “Additional Risk Factors Specific to Your Notes” beginning on page PS-6 of this pricing supplement, under “Risk Factors” beginning on page 7 in the accompanying prospectus, under “Additional Risk Factors Specific to the Notes” beginning on page PS-13 of the accompanying product prospectus supplement, and any risk factors incorporated by reference into the accompanying prospectus before you invest in the notes.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Nomura Securities International, Inc.) is $987.40 per $1,000 principal amount, which is less than the price to public.

Delivery of the notes will be made against payment therefor on the original issue date specified below.

The notes will be our unsecured obligations. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Price to Public	Agent’s Commission	Proceeds to Issuer
Per Note	100.00%	0.25%/0.60%	99.75%/99.40%
Total	$1,622,000.00/$25,000.00	$4,055.00/$150.00	$1,617,945.00/$24,850.00

Nomura Securities International, Inc., an affiliate of ours acting as the distribution agent, will purchase the notes from us at the price to the public less the agent’s commission. For the notes sold at an agent’s commission of 0.25%, we will pay referral fees of 0.35% per $1,000 principal amount in connection with the distribution of those notes to other registered broker-dealers. In no case will the sum of the agent’s commission and referral fees exceed 0.60% per $1,000 principal amount. The price to public, agent’s commission and proceeds to issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the trade date but prior to the original issue date, at a price to public, agent’s commission and proceeds to issuer that differ from the amounts set forth above, but the agent’s commission will not exceed the amount set forth above and the proceeds to issuer will not be less than the amount set forth above. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. See “Supplemental Plan of Distribution (Conflicts of Interest)” herein.

We will use this pricing supplement in the initial sale of the notes. In addition, Nomura Securities International, Inc. or another of our affiliates may use this pricing supplement in market-making transactions in the notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Nomura

September 18, 2026

TERMS OF THE NOTES
Issuer:	Nomura America Finance, LLC (“we” or “us”)
Guarantor:	Nomura Holdings, Inc. (“Nomura”)
Principal Amount:	US$1,647,000
Reference Assets:	The least performing of the Dow Jones Industrial Average® (Ticker: INDU) (the “INDU”), the Russell 2000® Index (Ticker: RTY) (the “RTY”), and the State Street® Technology Select Sector SPDR® ETF (Ticker: XLK) (the “XLK”) (each, a “reference asset” and together, the “reference assets”)
Trade Date:	September 18, 2026
Original Issue Date:	September 23, 2026
Final Valuation Date:	September 18, 2029, subject to postponement as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.
Stated Maturity Date:	September 21, 2029, unless that date is not a business day, in which case the maturity date will be the next following business day. The actual maturity date for the notes may be different if postponed as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.
Coupon Observation Dates and Coupon Payment Dates:	Coupon Observation Dates	Coupon Payment Dates

	October 19, 2026	October 22, 2026
	November 18, 2026	November 23, 2026
	December 18, 2026	December 23, 2026
	January 19, 2027	January 22, 2027
	February 18, 2027	February 23, 2027
	March 18, 2027	March 23, 2027	*
	April 19, 2027	April 22, 2027	*
	May 18, 2027	May 21, 2027	*
	June 21, 2027	June 24, 2027	*
	July 19, 2027	July 22, 2027	*
	August 18, 2027	August 23, 2027	*
	September 20, 2027	September 23, 2027	*
	October 18, 2027	October 21, 2027	*
	November 18, 2027	November 23, 2027	*
	December 20, 2027	December 23, 2027	*
	January 18, 2028	January 21, 2028	*
	February 18, 2028	February 24, 2028	*
	March 20, 2028	March 23, 2028	*
	April 18, 2028	April 21, 2028	*
	May 18, 2028	May 23, 2028	*
	June 20, 2028	June 23, 2028	*
	July 18, 2028	July 21, 2028	*
	August 18, 2028	August 23, 2028	*
	September 18, 2028	September 21, 2028	*
	October 18, 2028	October 23, 2028	*
	November 20, 2028	November 24, 2028	*
	December 18, 2028	December 21, 2028	*

January 18, 2029	January 23, 2029	*
February 20, 2029	February 23, 2029	*
March 19, 2029	March 22, 2029	*
April 18, 2029	April 23, 2029	*
May 18, 2029	May 23, 2029	*
June 18, 2029	June 22, 2029	*
July 18, 2029	July 23, 2029	*
August 20, 2029	August 23, 2029	*
September 18, 2029 (the Final Valuation Date)	September 21, 2029 (the Stated Maturity Date)

*These coupon payment dates are also optional redemption dates

Each subject to postponement as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.

Contingent Coupon:

If the closing value of each reference asset is greater than or equal to its contingent coupon barrier on a coupon observation date, you will receive the contingent coupon of $10.00 per $1,000 principal amount on the applicable coupon payment date.

If the closing value of any reference asset is less than its contingent coupon barrier on a coupon observation date, the contingent coupon applicable to such coupon observation date will not be payable.

You may not receive any contingent coupon payments over the term of the notes.

Contingent Coupon Rate:	1.00% monthly (equivalent to 12.00% per annum)
Early Redemption at the Option of the Issuer:	We may, at our election, redeem the notes on any optional redemption date on or after March 23, 2027. In that case, you will receive a redemption payment amount, per $1,000 principal amount of notes, equal to the principal amount plus the contingent coupon, if payable, on the corresponding optional redemption date. If we elect to redeem the notes, we will send a notice to DTC through the trustee at least two business days before the applicable optional redemption date. We will have no independent obligation to notify you directly.
Payment at Maturity:	Unless the notes are redeemed by us at our election, on the maturity date, for each $1,000 principal amount of notes, we will pay you the cash settlement amount.
Cash Settlement Amount:

Unless the notes are redeemed by us at our election, for each $1,000 principal amount, you will receive a cash payment on the maturity date, calculated as follows:

If the final value of the least performing reference asset is greater than or equal to its contingent coupon barrier:

$1,000 + final contingent coupon

If the final value of the least performing reference asset is greater than or equal to its barrier value and less than its contingent coupon barrier:

$1,000

If the final value of the least performing reference asset is less than its barrier value:

$1,000 + ($1,000 × reference asset performance of the least performing reference asset).

If the notes are not redeemed and the final value of the least performing reference asset is less than its barrier value, you will lose up to 100% of the principal amount. Even with any contingent coupons, your return on the notes may be negative in this case

Least Performing Reference Asset:	The reference asset with the lowest reference asset performance.

Reference Asset Performance:	With respect to each reference asset, the quotient, expressed as a percentage, calculated as follows: final value - initial value initial value
Initial Value:	51,682.64 with respect to the INDU, 2,860.396 with respect to the RTY, and $189.60 with respect to the XLK, each of which was its closing value on the strike date.
Final Value:	For each reference asset, its closing value on the final valuation date.
Contingent Coupon Barrier:	36,177.85 with respect to the INDU, 2,002.277 with respect to the RTY, and $132.72 with respect to the XLK, each of which is 70.00% of its initial value (rounded to two decimal places for the INDU and the XLK, and rounded to three decimal places for the RTY).
Barrier Value:	31,009.58 with respect to the INDU, 1,716.238 with respect to the RTY, and $113.76 with respect to the XLK, each of which is 60.00% of its initial value (rounded to two decimal places for the INDU and the XLK, and rounded to three decimal places for the RTY).
Denominations:	$1,000 and integral multiples thereof
Defeasance:	Not applicable
Program:	Senior Global Medium-Term Notes, Series A
CUSIP No.:	65541KVQ4
ISIN No.:	US65541KVQ48
Currency:	U.S. dollars
Calculation Agent:	Nomura Securities International, Inc.
Trustee, Paying Agent and Transfer Agent:	Deutsche Bank Trust Company Americas
Clearance and Settlement:	The Depository Trust Company (“DTC”) (including through its indirect participants Euroclear and Clearstream, as described under “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus)
Minimum Initial Investment Amount:	$1,000
Original Issue Price (Price to Public):	100.00%
Listing:	The notes will not be listed on any securities exchange
Distribution Agent:	Nomura Securities International, Inc.

ADDITIONAL INFORMATION

You should read this pricing supplement together with the prospectus, dated July 16, 2026 (the “prospectus”), the product prospectus supplement, dated July 16, 2026 (the “product prospectus supplement”) and the equity index product prospectus supplement dated July 16, 2026 (the “equity index product prospectus supplement”), each relating to our Senior Global Medium-Term Notes, Series A, of which these notes are a part. In the event of any conflict between the terms of this pricing supplement and the terms of the prospectus, the product prospectus supplement or the equity index product prospectus supplement, the terms of this pricing supplement will control.

This pricing supplement, together with the prospectus, the product prospectus supplement and the equity index product prospectus supplement, contains the terms of the notes. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus, under “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, and under “Additional Risk Factors Specific to Your Notes” beginning on page PS-6 of this pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

You may access the prospectus, the product prospectus supplement and the equity index product prospectus supplement on the Securities and Exchange Commission (“SEC”) website at www.sec.gov as follows:

•     Prospectus dated July 16, 2026:

https://www.sec.gov/Archives/edgar/data/1383951/000110465926084292/tm2619954-3_424b3.htm

•     Product Prospectus Supplement dated July 16, 2026:

https://www.sec.gov/Archives/edgar/data/1383951/000110465926084314/tm2619530d11_424b3.htm

•     Equity Index Product Prospectus Supplement dated July 16, 2026:

https://www.sec.gov/Archives/edgar/data/1383951/000110465926084315/tm2619530d26_424b3.htm

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus and under “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement. You should carefully consider whether the notes are suited to your particular circumstances. The notes are not secured debt.

Please note that in this section entitled “Additional Risk Factors Specific to Your Notes,” references to “holders” mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

We urge you to read all of the following information about some of the risks associated with the notes, together with the other information in this pricing supplement, the accompanying prospectus and the accompanying product prospectus supplement before investing in the notes.

Risks Relating to the Structure or Features of the Notes

The Notes Do Not Guarantee Any Return of Principal and You May Lose All of Your Principal Amount.

The notes do not guarantee any return of principal. The notes differ from ordinary debt securities in that we will not pay you 100% of the principal amount of your notes if the notes are not redeemed and the final value of any reference asset is less than its barrier value. In this case, the payment at maturity you will be entitled to receive will be less than the principal amount and you will lose 1% for each 1% that the reference asset performance of the least performing reference asset is less than 0.00%. You may lose up to 100% of your investment at maturity. Even with any contingent coupons received prior to maturity, your return on the notes may be negative in this case.

The Amount Payable on The Notes is Not Linked to The Values of The Reference Assets At Any Time Other Than The Coupon Observation Dates, Including The Final Valuation Date.

The payments on the notes will be based on the closing value of each reference asset on the coupon observation dates, including the final valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the value of the least performing reference asset is greater than or equal to its contingent coupon barrier during the term of the notes other than on a coupon observation date but then decreases on a coupon observation date to a value that is less than its contingent coupon barrier, the contingent coupon will not be payable for the relevant monthly period. Similarly, if the notes are not redeemed, even if the value of the least performing reference asset is greater than or equal to its barrier value during the term of the notes other than on the final valuation date but then decreases on the final valuation date to a value that is less than its barrier value, the payment at maturity will be less, possibly significantly less, than it would have been had the payment at maturity been linked to the value of the least performing reference asset prior to such decrease. Although the actual value of the least performing reference asset on the maturity date or at other times during the term of the notes may be higher than its value on the coupon observation dates, whether each contingent coupon will be payable and the payment at maturity will be based solely on the closing value of the least performing reference asset on the applicable coupon observation dates.

You May Not Receive Any Contingent Coupons.

We will not necessarily make periodic coupon payments on the notes. If the closing value of any reference asset on a coupon observation date is less than its contingent coupon barrier, we will not pay you the contingent coupon applicable to that coupon observation date. If on each of the coupon observation dates, the closing value of any reference asset is less than its contingent coupon barrier, we will not pay you any contingent coupons during the term of, and you will not receive a positive return on, the notes. Generally, this non-payment of the contingent coupon coincides with a period of greater risk of principal loss on the notes.

Your Return on the Notes Is Limited to the Principal Amount Plus the Contingent Coupons, If Any, Regardless of Any Appreciation in the Value of Any Reference Asset.

You will not participate in any appreciation of the reference assets. In addition to any contingent coupon payments received prior to maturity or early redemption, for each $1,000 principal amount, at maturity or upon early redemption, you will receive $1,000 plus the final contingent coupon if the closing value of the least performing reference asset on the relevant coupon observation date is equal to or greater than its contingent coupon barrier, regardless of any appreciation in the value of any reference asset, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a security, the return of which was directly linked to the performance of any reference asset during the term of the notes.

The Notes May Be Redeemed Prior to the Maturity Date.

If the notes are redeemed early, the holding period over which you may receive contingent coupon payments could be as little as approximately six months. It is more likely that we will redeem the notes prior to maturity if we expect that the contingent coupon payments are likely to be payable on most or all of the coupon payment dates during the term of the notes, resulting in a return on the notes which is greater than the interest that would be payable on other instruments issued by us of comparable maturity, terms and credit rating trading in the market. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are redeemed prior to the maturity date.

Since the Notes Are Linked to the Performance of More Than One Reference Asset, You Will Be Fully Exposed to the Risk of Fluctuations in the Value of Each Reference Asset.

Since the notes are linked to the performance of more than one reference asset, the notes will be linked to the individual performance of each reference asset. Because such notes are not linked to a basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the value of each reference asset. For example, in the case of notes linked to a basket, the return would depend on the aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component. However, in the case of notes linked to the performance of more than one reference asset, the individual performance of each of the reference assets would not be combined to calculate your return and the depreciation of any reference asset would not be mitigated by the appreciation of the other reference assets. Instead, your return would depend on the least performing reference asset.

Because the Notes Are Linked to the Performance of the Least Performing Reference Asset, You are Exposed to Greater Risks of Sustaining a Significant Loss on Your Investment Than if the Notes Were Linked to Just One Reference Asset.

The risk that you will suffer a significant loss on your investment is greater if you invest in such notes as opposed to substantially similar securities that are linked to the performance of just one reference asset. With multiple reference assets, it is more likely that the value of one of the reference assets will be below its contingent coupon barrier on a coupon observation date or its barrier value on the final valuation date, than if the notes were linked to only one reference asset. Therefore, it is more likely that you will not receive any contingent coupon payments and will suffer a significant loss on your investment.

Higher Contingent Coupon Rates or Lower Barrier Values Are Generally Associated With a Reference Asset With Greater Expected Volatility and Therefore Can Indicate a Greater Risk of Loss.

"Volatility" refers to the frequency and magnitude of changes in the value of a reference asset. The greater the expected volatility with respect to a reference asset on the trade date, the higher the expectation as of the trade date that the value of the reference asset could close below its contingent coupon barrier on a coupon observation date or its barrier value on the final valuation date, indicating a higher expected risk of non-payment of contingent coupons or loss on the notes. This greater expected risk will generally be reflected in a higher contingent coupon rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower barrier value, a lower contingent coupon barrier or a higher contingent coupon rate) than for similar securities linked to the performance of a reference asset with a lower expected volatility as of the trade date. You should therefore understand that a relatively higher contingent coupon rate may indicate an increased risk of loss. Further, a relatively lower barrier value may not necessarily indicate that the notes have a greater likelihood of a repayment of principal at maturity. The volatility of a reference asset can change significantly over the term of the notes. The value of the reference asset for your notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the reference asset and the potential to lose some or all of your principal at maturity and to not receive any contingent coupons.

Risks Relating to the Reference Assets

Changes That Affect the Reference Assets May Affect the Value of the Reference Assets and the Market Value of the Notes and the Amount You Will Receive on the Notes and the Amount You Will Receive at Maturity.

The policies of the reference asset sponsors of the reference assets concerning additions, deletions and substitutions of the stocks included in the reference assets, and the manner in which the reference sponsor takes account of certain changes affecting those stocks, may affect the value of the reference assets. The policies of the reference asset sponsors with respect to the calculation of the reference assets could also affect the value of the reference assets. The reference asset sponsors may discontinue or suspend calculation or dissemination of the reference assets. Any such actions could affect the value of the reference assets and the value of and the return on the notes.

An Investment In the Notes Is Subject to Small-capitalization Risks.

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products or services. Any of these factors may adversely affect the performance of the RTY and consequently, the return on the notes.

The XLK Is Concentrated in the Information Technology Sector and Does Not Provide Diversified Exposure.

The XLK is not diversified. The XLK’s assets are concentrated in the information technology sector, which means that the XLK is more likely to be more adversely affected by any negative performance of the information technology sector than an underlier that has more diversified holdings across a number of sectors. Market or economic factors impacting technology companies and companies that rely heavily on technological advances could have a major effect on the value of the XLK’s investments. The value of stocks of technology companies and companies that rely heavily on technology are particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Stocks of technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the information technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel.

The XLK May Be Disproportionately Affected By the Performance of a Small Number of Stocks.

The XLX is significantly weighted in three stocks, Apple Inc., NVIDIA Corporation and Microsoft Corp. As a result, a decline in the prices of one or more of these stocks, including as a result of events negatively affecting one or more of these companies, may have the effect of significantly lowering the price of the XLK even if none of the other stocks held by the XLK are affected by such events. Because of the weighting of the holdings of the XLK, the amount you receive at maturity could be less than the payment at maturity you would have received if you had invested in a product linked to an underlier that capped the maximum weight of any one stock to a low amount or that equally weighted all stocks held by such underlier.

The Performance And Market Value Of A Reference Asset That Is Not Actively Managed May Not Correlate With The Performance Of Its Underlying Index As Well As The Net Asset Value Per Share Of That Reference Asset, Especially During Periods Of Market Volatility

The XLU is an exchange traded fund linked to an underlying index. The performance of a reference asset that is not actively managed may not exactly replicate the performance of its underlying index, in part because the reference asset will reflect transaction costs and fees that are not included in the calculation of its underlying index. In addition, during periods of market volatility, securities held by a reference asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of that reference asset and the liquidity of that reference asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of a reference asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of a reference asset. As a result, under these circumstances, the market value of shares of a reference asset may vary substantially from the net asset value per share of that reference asset.

Additionally, a reference asset may invest in derivatives, including forward contracts, futures contracts, options on futures contracts, options and swaps. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset, such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices.

For all of the foregoing reasons, the performance of a reference asset that is not actively managed may not correlate with the performance of its underlying index as well as the net asset value per share of that reference asset, which could materially and adversely affect the return on the notes.

Tax Risks

The Tax Treatment of the Notes Is Uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “U.S. Federal Income Tax Considerations” in the prospectus and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this pricing supplement.

General Risk Factors

You Are Subject to Nomura’s Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market’s Perception of Nomura’s Creditworthiness.

By purchasing the notes, you are making, in part, a decision about Nomura’s ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are guaranteed by Nomura. Therefore, as a practical matter, our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura’s creditworthiness. In addition, the market’s perception of Nomura’s creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that the notes will decline in value in the secondary market, perhaps substantially. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Were Set on the Trade Date (as Determined by Reference to Our Affiliates’ Pricing Models) Is Less Than the Original Issue Price of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to our affiliates’ pricing models. After the trade date, the estimated value, as determined by reference to these pricing models, may be affected by changes in market conditions, our and Nomura’s creditworthiness and other relevant factors. If Nomura Securities International, Inc. buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Nomura Securities International, Inc. will buy or sell your notes at any time also will reflect, among other things, its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, our affiliates’ pricing models considered certain variables, including principally Nomura’s internal funding rates, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. In addition, our internal funding rate used in our affiliates’ pricing models generally results in a higher estimated value of your notes than would result if we estimated the value using our credit spreads for our conventional fixed rate debt. As a result, the actual value you would receive if you sold your notes in the secondary market may differ, possibly even materially, from the estimated value of your notes that we determined by reference to our affiliates’ pricing models as of the time the terms of your notes were set on the trade date due to, among other things, any differences in pricing models, third-parties’ use of our credit spreads in their models, or assumptions used by other market participants.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the agent’s commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to our affiliates and the amounts our affiliates pay to us in connection with their agreement to hedge our obligations on your notes. These costs will be used or retained by us or one of our affiliates, except for agent’s commissions paid to unaffiliated distributors.

If We Were to Repurchase Your Notes Immediately After the Original Issue Date, the Price You Receive May Be Higher Than the Estimated Value of The Notes.

Assuming that all relevant factors remain constant after the original issue date, the price at which we may initially buy or sell the notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the estimated value on the trade date for a temporary period expected to be approximately 1 month after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

Because Nomura Is a Holding Company, Your Right to Receive Payments on Nomura’s Guarantee of the Notes Is Subordinated to the Liabilities of Nomura’s Other Subsidiaries.

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura’s receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura’s rights and the rights of Nomura’s creditors, including your rights as an owner of the notes, will be subject to that prior claim.

Nomura’s subsidiaries are subject to various laws and regulations that may restrict Nomura’s ability to receive dividends, loan payments and other funds from subsidiaries. In particular, many of Nomura’s subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura’s main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura’s ability to access funds needed to make payments on Nomura’s obligations.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Assets.

In the ordinary course of business, Nomura or any of its affiliates may have expressed views on expected movements in the reference assets, and may do so in the future. These views or reports may be communicated to Nomura’s clients and clients of its affiliates. However, any such views are and will be subject to change from time to time. Moreover, other professionals who deal in markets relating to the reference assets may at any time have significantly different views from those of Nomura or its affiliates. For these reasons, you are encouraged to derive information concerning the reference assets from multiple sources, and you should not rely on any of the views that may have been expressed or that may be expressed in the future by Nomura or any of its affiliates. Neither the offering of the notes nor any view which Nomura or any of its affiliates from time to time may express in the ordinary course of business constitutes a recommendation as to the merits of an investment in the notes or any of the component securities.

Your Return May Be Lower Than the Return on Other Debt Securities of Comparable Maturity.

Any contingent coupons payable on your notes may represent a return that is below the prevailing market rate for other debt securities of comparable maturity that are not linked to a reference asset. Consequently, unless the cash settlement amount you receive on the maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes could be less than what you would have earned by investing in non–underlier-linked debt securities that bear interest at prevailing market rates. For example, your return may be less than the return you would earn if you bought a traditional interest-bearing debt security with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Historical Performance of the Reference Assets Should Not Be Taken as an Indication of Its Future Performance.

The historical levels or prices, as applicable, of the reference assets included in this pricing supplement should not be taken as an indication of its future performance. Changes in the levels or prices of the reference assets will affect the market value of the notes, but it is impossible to predict whether the levels or prices of the reference assets will rise or fall during the term of the notes. The levels and prices of the reference assets will be influenced by complex and interrelated political, economic, financial and other factors.

Our or Our Affiliates’ Hedging and Trading Activities May Adversely Affect the Market Value of the Notes.

As described under “Use of Proceeds and Hedging” in the accompanying product prospectus supplement, we or one or more of our affiliates may hedge our obligations under the notes by entering into transactions involving purchases of futures and/or other derivative instruments linked to the reference assets. We also expect that we or one or more of our affiliates will adjust these hedges by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to any of the foregoing, at any time and from time to time, and unwind the hedge by selling any of the foregoing on or before the final valuation date for the notes or in connection with the redemption of the notes. Our or our affiliates’ hedging activities may result in our or our affiliates’ receiving a substantial return on these hedging activities even if your investment in the notes results in a loss to you. These hedging activities could adversely affect the levels and prices of the reference assets and, therefore, the market value of the notes and the cash settlement amount payable on the notes.

We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the reference assets. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes and the cash settlement amount payable on the notes.

We or one or more of our affiliates may also engage in business with the component securities issuers or trading activities related to the component securities, which may present a conflict of interest between us (or our affiliates) and you.

There Are Potential Conflicts of Interest between You and the Calculation Agent and between You and Our Other Affiliates.

The calculation agent will make important determinations as to the notes. Among other things, the calculation agent will determine the applicable closing values or prices of the reference assets and any adjustments to the initial value of any reference asset that is an exchange traded fund. We have initially appointed our affiliate, Nomura Securities International, Inc., to act as the calculation agent. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent’s role, see “General Terms of the Notes— Role of Calculation Agent” in the accompanying product prospectus supplement. The calculation agent will exercise its judgment when performing its functions and will make any determination required or permitted of it in its sole discretion. For example, the calculation agent may have to determine whether a market disruption event affecting a reference asset has occurred and may also have to determine its closing value in such case. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent may also have to select a substitute index if a reference asset that is an index is discontinued. All determinations by the calculation agent are final and binding on you absent manifest error. Since this determination by the calculation agent will affect the cash settlement amount payable on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind, and the cash settlement amount payable on your notes may be adversely affected. In addition, if the calculation agent determines that a market disruption event has occurred, it can postpone any relevant valuation date, which may have the effect of postponing the maturity date. If this occurs, you will receive the cash settlement amount, if any, after the originally scheduled stated maturity date but will not receive any additional payment or any interest on such postponed cash settlement amount.

We or our affiliates may have other conflicts of interest with holders of the notes. See “Additional Risk Factors Specific to the Notes—Our or Our Affiliates’ Business Activities May Create Conflicts of Interest” in the accompanying product prospectus supplement.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, although they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity and the notes may not trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the reference assets relative to its initial value. We cannot predict the closing value of the reference assets on any coupon observation date, including the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the reference assets or the return on the notes.

The table and examples below illustrate how the cash settlement amount would be calculated with respect to a $1,000 investment in the notes, given a range of hypothetical performances of the least performing reference asset. The hypothetical returns on the notes below are numbers, expressed as percentages, that result from comparing the cash settlement amount per $1,000 principal amount to $1,000. The potential returns described below assume that the notes have not been redeemed by us prior to maturity and are held to maturity, and are calculated excluding any contingent coupon payments paid prior to maturity. The numbers appearing in the following table and examples may have been rounded for ease of analysis. The following table and examples assume the following. These are not the actual terms of the notes and the notes’ terms may be more or less favorable than those shown in the following table and examples:

▶ Principal amount:	$1,000
▶ Hypothetical initial value of the least performing reference asset:	1,000.00*
▶ Hypothetical contingent coupon barrier of the least performing reference asset:	700.00 (70.00% of its hypothetical initial value)
▶ Hypothetical barrier value of the least performing reference asset:	600.00 (60.00% of its hypothetical initial value)
▶ Contingent coupon rate:	1.00% monthly (equivalent to 12.00% per annum)
*For the purpose of these illustrative examples a hypothetical value of 1,000.00 is being used as the initial value for each refence asset. The actual initial value of any reference asset that is an exchange traded fund will be denominated in U.S. dollars.

Hypothetical Final Value of the Least Performing Reference Asset	Hypothetical Reference Asset Performance of the Least Performing Reference Asset	Hypothetical Cash Settlement Amount	Hypothetical Return on the Notes (Excluding Any Contingent Coupons Paid Prior to Maturity)
2,000.00	100.00%	$1,010.00 (1)	1.00%
1,500.00	50.00%	$1,010.00	1.00%
1,250.00	25.00%	$1,010.00	1.00%
1,000.00(2)	0.00%	$1,010.00	1.00%
800.00	-20.00%	$1,010.00	1.00%
700.00(3)	-30.00%	$1,010.00	1.00%
670.00	-33.00%	$1,000.00	0.00%
600.00(4)	-40.00%	$1,000.00	0.00%
599.90	-40.01%	$599.90	-40.01%
400.00	-60.00%	$400.00	-60.00%
300.00	-70.00%	$300.00	-70.00%
250.00	-75.00%	$250.00	-75.00%
0.00	-100.00%	$0.00	-100.00%

(1)	The cash settlement amount will not exceed the principal amount plus the final contingent coupon.

(2)	The hypothetical initial value of 1,000.00 used in these examples has been chosen for illustrative purposes only. The actual initial value of the reference assets are set forth under “Terms of the Notes, ” and the initial value of any reference asset that is an exchange traded fund is denominated in U.S. dollars.

(3)	This is the hypothetical contingent coupon barrier of the least performing reference asset.

(4)	This is the hypothetical barrier value of the least performing reference asset.

The following examples indicate how the cash settlement amount would be calculated with respect to a hypothetical $1,000 investment in the notes assuming that the notes have not been redeemed by us prior to maturity and are held to maturity.

Example 1: The reference asset performance of the least performing reference asset is 50.00%.

Because the final value of the least performing reference asset is greater than or equal to its contingent coupon barrier, the cash settlement amount would be $1,010.00 per $1,000 principal amount, calculated as follows:

$1,000 + final contingent coupon

= $1,000 + ($1,000 × 1.00%)

= $1,010.00

Example 1 shows that the cash settlement amount will be fixed at the principal amount plus the final contingent coupon when the final value of the least performing reference asset is at or above its contingent coupon barrier, regardless of the extent to which the price of the least performing reference asset increases.

Example 2: The reference asset performance of the least performing reference asset is -20.00%.

Because the final value of the least performing reference asset is greater than or equal to its contingent coupon barrier, the cash settlement amount would be $1,010.00 per $1,000 principal amount, calculated as follows:

$1,000 + final contingent coupon

= $1,000 + ($1,000 × 1.00%)

= $1,010.00

Example 2 shows that the cash settlement amount will equal the principal amount plus the final contingent coupon when the final value of the least performing reference asset is at or above its contingent coupon barrier, although the price of the least performing reference asset has decreased moderately.

Example 3: The reference asset performance of the least performing reference asset is -33.00%.

Because the final value of the least performing reference asset is greater than or equal to its barrier value but less than its contingent coupon barrier, the cash settlement amount would be $1,000.00 per $1,000 principal amount.

Example 3 shows that the cash settlement amount will equal the principal amount when the final value of the least performing reference asset is at or above its barrier value but less than its contingent coupon barrier, because the price of the least performing reference asset has decreased to less than the contingent coupon barrier but not to less than the barrier value.

Example 4: The reference asset performance of the least performing reference asset is -75.00%.

Because the final value of the least performing reference asset is less than its barrier value, the cash settlement amount would be $250.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × reference asset performance of the least performing reference asset)

= $1,000 + ($1,000 × -75.00%)

= $250.00

Example 4 shows that you are exposed on a 1-to-1 basis to any decrease in the price of the least performing reference asset from its initial value if its final value is less than its barrier value. You may lose up to 100% of your principal amount at maturity. Even with any contingent coupons, the return on the notes could be negative.

These examples illustrate that you will not participate in any appreciation of any reference asset, but will be fully exposed to a decrease in the least performing reference asset if the notes are not called and the final value of the least performing reference asset is less than its barrier value, even if the final values of the other reference assets have appreciated or have not declined below their respective barrier values.

THE REFERENCE ASSETS

Description of the INDU

S&P Dow Jones Indices LLC Publishes the INDU

The INDU was first calculated on May 26, 1896 with a base value of 40.94 and twelve constituent stocks. The INDU is a price-weighted index composed of 30 stocks that measures the performance of some of the largest U.S. companies. The stocks are selected at the discretion of an Averages Committee comprised of three representatives of Dow Jones Indices and two representatives of The Wall Street Journal. While stock selection is not governed by quantitative rules, a stock typically is added to the INDU only if the Averages Committee believes the company has an excellent reputation, demonstrates sustained growth and is of interest to a large number of investors. The Averages Committee evaluates stock price when considering a company for inclusion. The Averages Committee monitors whether the highest-priced stock in the index has a price more than 10 times that of the lowest. Maintaining adequate sector representation within the Dow Jones Industrial Average is also a consideration in the selection process. Each company should be incorporated and headquartered in the U.S. and a plurality of such company’s revenue should be derived from the U.S. The INDU covers all industries except for the Global Industry Classification Standard (“GICS”) transportation industry group for the industrials sector and the utilities sector.

The U.S. dollar price return calculation (which does not include dividends or other distributions, only the trading prices of the stocks) of the INDU is reported by Bloomberg under the ticker symbol “INDU Index”. Dow Jones is under no obligation to continue to publish the INDU and may discontinue publication of the INDU at any time. Additional information regarding the INDU (including the sector weights) may be obtained the following website: djindexes.com/averages/. We are not incorporating by reference the website or any material it includes in this pricing supplement.

Dow Jones intends for the INDU to serve as a measure of the entire U.S. market, and therefore the economy, and the INDU is not limited to traditionally defined industrial stocks. Changes in the composition of the INDU are made on an as-needed basis by the Averages Committee without consultation with the component companies represented in the INDU, any stock exchange, any official agency or us. There is no annual or semi-annual reconstitution and changes in response to corporate actions and market developments can be made at any time. In order to maintain continuity, changes to the index stocks included in the INDU tend to be made infrequently and generally occur only after a component company goes through a major change, such as a shift in its core business, corporate acquisition, or merger. Index reviews do not occur on any established or regular schedule, but only when corporate events with respect to a constituent stock require it. When one component stock is replaced, the entire index is reviewed. As a result, multiple component changes are often implemented simultaneously. The component stocks of the INDU may be changed at any time for any reason. Constituent changes are typically announced one to five days before they are scheduled to be implemented.

Components with more than one listing of common stock outstanding will only be represented by their designated listing, which is the share class with both the highest one-year (or all available data if less than one year of trading data is available as of the reference date, as defined below) trading liquidity (as defined by median daily value traded) and largest float-adjusted market capitalization. All other share classes are referred to as secondary listings. When the liquidity and market capitalization indicators are in conflict, Dow Jones analyzes the relative differences between the two values, placing a greater importance on liquidity. Once established, the designated listing is only changed if both the liquidity and market capitalization of a secondary listing exceed the liquidity and market capitalization of the designated listing by more than 20%. If only one measure exceeds 20%, Dow Jones analyzes the data as described above to determine if the designated listing should be changed. Otherwise, the designated listing remains unchanged. Dow Jones Indices reviews designated listings on an annual basis and any changes are implemented after the close of the third Friday of September. The last trading day in July is used as the reference date for the liquidity and market capitalization data.

The INDU is price weighted rather than market capitalization weighted. Therefore, the component stock weightings are affected only by changes in the stocks’ prices, in contrast with the weightings of other indices that are affected by both price changes and changes in the number of shares outstanding. The value of the INDU is the sum of the primary exchange prices of each of the 30 common stocks included in the INDU, divided by a divisor. The divisor is changed in accordance with a mathematical formula to adjust for any price impacting corporate action on one of its member stocks; this includes price adjustments, special dividends, stock splits, rights offerings, constituent additions and constituent deletions. The current divisor of the INDU is published daily in the WSJ and other publications. While this methodology reflects current practice in calculating the INDU, no assurance can be given that Dow Jones will not modify or change this methodology in a manner that may affect the return on your securities. In addition to its daily governance of indices and maintenance of the INDU methodology, at least once within any 12 month period, the Averages Committee reviews the INDU methodology to ensure the INDU continues to achieve the stated objective, and that the data and methodology remain effective. Where any index component stock price is unavailable on any trading day, the index sponsor will generally use the last reported price for such component stock.

Adjustments for Corporate Actions

There is a large range of corporate actions that may affect companies included in the INDU. Certain corporate actions require Dow Jones Indices to make an adjustment to the divisor to prevent the value of the INDU from changing as a result of the corporate action. Corporate actions are applied after the close of trading on the day prior to the ex-date. Several types of corporate actions, and their related adjustments, are listed in the table below.

Corporate Action	Adjustment Made To Index	Divisor Adjustment?
Spin-off	The price of the parent company is adjusted to the price of the parent company minus the price of the spun-off company/share exchange ratio. Any potential impacts on index constituents from a spin-off are evaluated by the Index Committee on a case by case basis.	Yes
Rights Offering	The price is adjusted according to the terms of the rights offering.	Yes
Stock dividend, stock split, reverse stock split	The price is adjusted according to the terms of the stock split.	Yes
Share Issuance, Share Repurchase, Equity Offering or Warrant Conversion	Index does not use a number of shares or investable weight factors – no impact	No
Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes
Constituent Change	Deletions due to delistings, acquisition or any other corporate event resulting in the deletion of the stock from the index will be replaced on the effective date of the drop. In the case of a zero price spin-off, the spun-off company is not replaced.	Yes

Recalculation Policy

Dow Jones Indices reserves the right to recalculate an index under certain limited circumstances. Dow Jones Indices may choose to recalculate and republish an index if it is found to be incorrect or inconsistent within two trading days of the publication of the index level in question for one of the following events:

1.	Incorrect or revised closing price of a stock on a given day

2.	Missed or misapplied corporate event

3.	Incorrect application of an index methodology

4.	Late announcement of a corporate event

5.	Incorrect calculation or data entry error

Late information that does not impact the divisor is applied at the earliest opportunity Dow Jones Indices becomes aware of the event. Late information impacting the divisor results in a correction and reposting within two trading days. All errors due to Dow Jones Indices’ mistakes (e.g., data entry, methodology misapplication, etc.) are corrected and reposted, provided the error is identified within two trading days. Any other restatements or recalculations beyond two trading days will be determined by the Index Committee, which will review the possible market impact or disruption of such recalculations.

Unexpected Exchange Closures

An unexpected exchange closure is when an exchange fully or partially fails to open or trading is temporarily halted. This can apply to a single exchange or to a market as a whole, when all of the primary exchanges are closed and/or not trading. Unexpected exchange closures are usually due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events.

To a large degree, Dow Jones Indices is dependent on the exchanges to provide guidance in the event of an unexpected exchange closure. Dow Jones Indices’ decision making is dependent on exchange guidance regarding pricing and mandatory corporate actions.

NYSE Rule 123C provides closing contingency procedures for determining an official closing price for listed securities if the exchange is unable to conduct a closing transaction in one or more securities due to a system or technical issue.

3:00 PM ET is the deadline for an exchange to determine its plan of action regarding an outage scenario. As such, Dow Jones Indices also uses 3:00 PM ET as the cutoff.

If all exchanges fail to open or unexpectedly halt trading intraday due to unforeseen circumstances, Dow Jones Indices will take the following actions:

Market Disruption Prior to Open of Trading:

(i)	If all exchanges indicate that trading will not open for a given day, Dow Jones Indices will treat the day as an unscheduled market holiday. The decision will be communicated to clients as soon as possible through the normal channels. Indices containing multiple markets will be calculated as normal, provided that at least one market is open that day. Indices which only contain closed markets will not be calculated.

(ii)	If exchanges indicate that trading, although delayed, will open for a given day, Dow Jones Indices will begin index calculation when the exchanges open.

Market Disruption Intraday:

If exchanges indicate that trading will not resume for a given day, the index level will be calculated using prices determined by the exchanges based on the NYSE Rule 123C hierarchy. Intraday index values will continue to use the last traded composite price until the primary exchange publishes official closing prices.

License Agreement with S&P

Nomura or one of its affiliates has entered into a nonexclusive license agreement providing for the license to Nomura or to one of its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some products, including the notes.

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) and Dow Jones®, DJIA®, The Dow® and INDU are trademarks of Dow Jones Trademark Holdings LLC (“Dow Jones”) and have been licensed for use by S&P and its affiliates and sublicensed for certain purposes by Nomura. The INDU is a product of S&P and/or its affiliates, and has been licensed for use by Nomura.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices. S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the INDU to track general market performance. S&P Dow Jones Indices’ only relationship to Nomura with respect to the INDU is the licensing of the INDU and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The INDU is determined, composed and calculated by S&P Dow Jones Indices without regard to Nomura or the notes. S&P Dow Jones Indices has no obligation to take the needs of Nomura or the owners of the notes into consideration in determining, composing or calculating the INDU. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the INDU will accurately track index performance or provide positive investment returns. S&P is not an investment advisor. Inclusion of a security within the INDU is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by Nomura, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the INDU. It is possible that this trading activity will affect the value of the INDU and the notes.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDU OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY NOMURA, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDU OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND NOMURA, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Historical Performance of the INDU

The following graph sets forth the historical performance of the INDU based on the daily historical closing values from January 1, 2021 through September 18, 2026. We obtained the closing values below from Bloomberg L.P. (“Bloomberg”). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

Historical Performance of the INDU

The historical values of the INDU should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the INDU on any coupon observation date, including the final valuation date.

Description of the RTY

The Russell 2000® Index (the “RTY”) is designed to track the performance of the small capitalization segment of the U.S. equity market. All 2,000 stocks are traded on a major U.S. exchange, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization.

For more information about the RTY, see “The Russell 2000® Index” beginning on page PS-8 of the equity index product prospectus supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing values from January 1, 2021 through September 18, 2026. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

Historical Performance of the RTY

The historical values of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the RTY on any coupon observation date, including the final valuation date.

Description of the XLK

The shares of the XLK are issued by the Select Sector SPDR® Trust (the “trust”), a registered investment company.

The XLK is an exchange-traded fund that seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the Technology Select Sector Index (the “index”). The index includes companies in the S&P 500® Index that have been identified as Information Technology companies by the Global Industry Classification Standard, including securities of companies from the following industries: technology hardware, storage, and peripherals; software; communications equipment; semiconductors and semiconductor equipment; IT services; and electronic equipment, instruments and components. The S&P 500® Index is a broad-based securities market index that includes common stocks of approximately 500 companies from a number of sectors representing a significant portion of the market value of all stocks publicly traded in the United States.

•	The return on your notes is linked to the performance of the XLK, and not to that of the index on which the XLK is based. The performance of the XLK may significantly diverge from that of its index.

•	The XLK’s investment advisor is SSGA Funds Management, Inc.

•	The XLK’s shares trade on the NYSE Arca under the ticker symbol “XLK”.

•	The trust’s SEC CIK Number is 0001064641.

•	The XLK’s inception date was December 16, 1998.

Information filed by the XLK with the SEC pursuant to the Securities Exchange Act of 1934 and the Investment Company Act of 1940 can be located by reference to the SEC file numbers 333-57791 and 811-08837, respectively on the SEC’s website at http://www.sec.gov. In addition, information about the XLK may be obtained from other sources including, but not limited to, the XLK’s website. We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor the agent makes any representation that such publicly available information regarding the XLK is accurate or complete.

Historical Performance of the XLK

The following graph sets forth the historical performance of the XLK based on the daily historical closing values from January 1, 2021 through September 18, 2026. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

Historical Performance of the XLK

The historical values of the XLK should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the XLK on any coupon observation date, including the final valuation date.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a contingent income-bearing pre-paid derivative contract with respect to the reference assets. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a note as a contingent income-bearing pre-paid derivative contract with respect to the reference assets. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described herein.

U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or a Derivative Contract — Certain Notes Treated as Prepaid Derivative Contracts” in the accompanying prospectus for a further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange, or redeem as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to any contingent coupon) and your tax basis in the note. Any such gain or loss will be long-term capital gain or loss if you have held the note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a note generally will equal your cost of the note. In addition, the tax treatment of the contingent coupons is unclear. Although the tax treatment of the contingent coupons is unclear, we intend to treat any contingent coupon, including on the maturity date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders” in the accompanying prospectus for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus). Because the U.S. federal income tax treatment (including the applicability of withholding) of the contingent coupons is uncertain,to the extent we have a withholding obligation, we intend to withhold U.S. federal income tax on the entire amount of any contingent coupons at a 30% rate (or at a lower rate under an applicable income tax treaty). Even if we do not have a withholding obligation, another withholding agent in the chain of payments may effectuate withholding to the same extent. Any U.S. federal withholding tax should generally be imposed once. We will not pay any additional amounts in respect of any such withholding.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer’s determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the reference assets or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the reference assets or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have agreed to sell to Nomura Securities International, Inc. (the “distribution agent”), and the distribution agent has agreed to purchase from us, the aggregate principal amount of the notes specified on the front cover of this pricing supplement. The distribution agent has agreed to purchase $1,622,000 of the notes from us at a price of 99.75% of the principal amount. The distribution agent’s commission for those notes will be 0.25%. The distribution agent has also agreed to purchase $25,000 of the notes from us at a price of 99.40% of the principal amount. The distribution agent’s commission for those notes will be 0.60%. For the notes sold at an agent’s commission of 0.25%, we will pay referral fees of up to 0.35% per $1,000 principal amount in connection with the distribution of those notes to other registered broker-dealers. In no case will the sum of the agent’s commission and referral fees exceed 0.60% per $1,000 principal amount of the Notes. If all of the notes are not sold at the original issue price, the distribution agent may change the offering price and the other selling terms. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions.

To the extent the distribution agent resells notes to a broker or dealer less a concession equal to the entire agent’s commission, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended. If the distribution agent is unable to sell all the notes at the public offering price, the distribution agent proposes to offer the notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, the distribution agent may repurchase and resell the notes in market-making transactions. For more information about the plan of distribution, the distribution agreement and possible market-making activities, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus.

The distribution agent is our affiliate and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. The distribution agent is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The distribution agent and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. The distribution agent and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer and the Guarantor, when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes pursuant to the Indenture referred to in the prospectus and prospectus product supplement, and issued and paid for as contemplated herein, (i) such notes will be valid, binding and enforceable obligations of the Issuer, and (ii) the related Guarantee will be a valid, binding and enforceable obligation of the Guarantor, in each case entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the laws of the State of Delaware and the federal laws of the United States of America. Insofar as this opinion involves matters governed by Japanese law, Mayer Brown LLP has relied, with the Issuer’s permission, on the opinion of Anderson Mori & Tomotsune, dated as of July 16, 2026, filed as an exhibit to the Registration Statement by the Issuer on July 16, 2026, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Anderson Mori & Tomotsune. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 16, 2026, which has been filed as Exhibit 5.2 to the Issuer’s Registration Statement on Form F-3 dated July 16, 2026.